Rider - Accelerated Death Benefit for Terminal Condition

In this Rider, “We”, “Us”, or “Our” means The Penn Mutual Life Insurance Company; “You” and “Your” means the Owner of the Policy.

Insured - The person covered under the base Policy to which this rider is attached. This term does not include other persons covered under other riders which are part of the Policy. If the Policy is a Last Survivor Policy with two persons listed as the insureds, this term refers to the surviving insured after the death of one insured. The accelerated death benefit is not available if both insured persons are living.

Disclosure - Upon your request, we will provide prepayment to you a portion of the death benefit based on a noncorrectable terminal condition resulting in the Insured’s life expectancy to be 12 months or less. Exercising this benefit could be a taxable event so assistance and advice should be obtained from a personal tax advisor prior to receipt of any prepayments. Accelerated death benefits may also adversely affect the recipient’s eligibility for Medicaid and other government provided benefits. Death benefits and policy values, such as cash values, premium payments and COI charges if applicable, will be reduced, as described below, if an accelerated death benefit is paid.

We agree, subject to the provisions of this rider, to provide prepayment of a portion of the death benefit based on a noncorrectable terminal condition resulting in the Insured’s remaining life expectancy to be twelve months or less.

This rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this rider.

Free Look Period - You may return payment to our Home Office within 10 days of receipt of payment. We will then void the prepayment of that portion of the death benefit. If you exercise this option and return any prepayment you may not exercise this benefit again at a later date.

Benefit Payment - The accelerated death benefit is paid to You while the Insured is living, unless You have otherwise assigned or designated the benefit. If the Insured dies before accelerated benefits are paid, no payment will be made under this rider. However, this provision will not apply to any payment we made before receiving written notice of the Insured’s death at our Home Office. Upon Your request to receive a Benefit Payment and upon the payment of a Benefit Payment, We will provide You and any irrevocable beneficiary a statement demonstrating the effect of the Benefit Payment on cash value, death benefit, premium, COI charges, and policy loans.

Eligible Amount - The Eligible Amount is determined on the date of the Benefit Payment and is equal to the following:

If the Policy is a Whole Life Policy the Eligible Amount is the sum of:

(a)	the Face Amount for the base policy;

(b)	any PUAs; and

(c)	any benefit provided by the Flexible Protection Rider if attached to the Policy.

If the Policy is a Flexible Premium Adjustable Life Insurance Policy the Eligible Amount is the sum of:

(a)	the Specified Amount for the base policy; and

(b)	the Specified Amount for the Supplemental Term Insurance Rider if attached to the Policy.

Requested Percentage - The Requested Percentage is the percentage of Eligible Amount that is to be accelerated. The unadjusted payment is the Requested Percentage multiplied by the Eligible Amount. We reserve the right to limit the unadjusted payment and the accelerated benefit such that:

1.	The Requested Percentage does not exceed 50%;

2.	The Accelerated Benefit Payment does not exceed $250,000;

3.	The Accelerated Benefit Payment is at least $10,000; and

4.	The policy is not disqualified as life insurance according to Internal Revenue Code.

Accelerated Benefit Payment - This is the actual benefit amount that you will receive under this rider if eligible. We will pay the Accelerated Benefit Payment in a lump sum only once per policy. The Accelerated Benefit Payment is equal to the unadjusted payment less the following adjustments as of the benefit payment date:

1.	Amounts that would have been due during the twelve month period following the benefit payment date for the coverage corresponding to this unadjusted payment:

a.	Premium payments for a Whole Life Policy, or

b.	Premiums and policy charges for a Flexible Premium Adjustable Life Insurance Policy;

2.

A twelve month interest rate discount using a rate that will not exceed the greater of the current yield on the ninety-day Treasury bill or the current maximum statutory adjustable policy loan interest rate based on the Moody’s Corporate Bond Yield Averages; and

3.	A reduction in the unadjusted payment for Policy Debt by an amount equal to the Requested Percentage times the Policy Debt.

The Accelerated Benefit Payment will not be less than the pro-rata reduction in the cash surrender value less outstanding loans for a Flexible Premium Adjustable Life Insurance Policy or reduction in the cash value less outstanding loans for a Whole Life Policy as described in the section below called Effect on Policy Values.

Effect on Policy Values - The Policy will be subject to pro-rata reductions based on the Requested Percentage used to produce the Accelerated Benefit Payment. These pro rata reductions will be made to the Face Amount, cash value, dividends and paid-up additions for a Whole Life Policy and the Specified Amount, policy value, cash surrender value and surrender charge for a Flexible Premium Adjustable Life Insurance Policy. The remaining portions of the policy values, such as premiums and monthly deductions, will be as if the Policy had been originally issued at the reduction amount.

The unadjusted payment will first be used to repay a pro rata share of any Policy Debt. The Policy Debt reduction will not exceed the amount of the Requested Percentage times the Policy Debt. The Accelerated Benefit Payment reflects the Policy Debt repayment.

For a Flexible Premium Adjustable Life Insurance Policy with a No Lapse Guarantee Requirement based on Accumulated Premiums exceeding Accumulated No Lapse Premiums, both the Accumulated Premiums and Accumulated No Lapse Premiums to-date will be reduced by the Requested Percentage.

For a Flexible Premium Adjustable Life Insurance Policy with a No Lapse Guarantee Requirement based on a no Lapse Guarantee Account, the No Lapse Guarantee Account value will be reduced by the Requested Percentage.

Premium - There is no separate premium required for this benefit. However, this rider does not eliminate the need to pay premiums to keep the Policy in force. You must continue to pay any premiums necessary to avoid policy lapse as described in the Policy or in any applicable riders attached to the Policy.

Values - This rider has no cash values or loan values.

Eligibility - In order to receive any benefits under this rider, all the following conditions must be satisfied:

1.	This rider is only available for coverage on the life of the Insured.

2.	Your request for benefits under this rider must be received in a written form at our Home Office.

3

We must receive sufficient evidence that the Insured has a noncorrectable terminal condition. This includes, but is not limited to, certification from a physician licensed in the United States. This noncorrectable terminal condition must result in the Insured’s having a remaining life expectancy of twelve months or less. The licensed physician shall not be the Insured, Owner, Beneficiary, or a relative thereof. (In addition to the definition of kinship below, a relative is defined as an aunt, uncle, cousin, parent, step-parent, or grandparent.) We reserve the right to obtain additional medical opinions provided at our expense. In the case of conflicting opinions, eligibility for benefits shall be determined by a third medical opinion that is provided by a physician that is mutually acceptable to you and us.

Unless otherwise stated in a designation, the following rules will apply to terms of kinship:

(a)	A legally adopted child of any person will be considered the child of the adopting parent.

(b)	The brothers and sisters of a person will include those who have only one parent in common with the person, but will not include stepbrothers or stepsisters.

(c)	Any reference to children will not include stepchildren and any reference to parents will not include stepparents.

4.	The benefit excludes any riders that may be attached to the Policy, except for the following riders if attached to the Policy:

(a)	Supplemental Term Insurance Rider;

(b)	Flexible Protection Rider;

(c)	Enhanced Permanent Paid-Up Additions Rider;

(d)	Accelerated Permanent Paid-Up Additions Rider;

5.	The policy to which this rider is attached must not be in its premium grace period.

6.	We must receive signed acknowledgment of concurrence of payments from all assignees and irrevocable beneficiaries.

7.	This benefit is not available if:

(a)	Law requires this benefit to meet the claims of creditors, whether in bankruptcy or otherwise, or

(b)	A government agency requires this benefit in order to apply for, obtain, or keep a government benefit or entitlement.

8.	If the Policy is a Last Survivor Policy, we must receive written proof of the death of one insured.

Payment of the accelerated death benefit is due immediately upon our receipt of the due written proof of eligibility.

Reinstatement - This rider may be reinstated within five years after lapse under the same terms as described in the Policy

Incontestability –This rider is Incontestable under the same terms as described in the Policy.

Termination of Rider - This rider will terminate upon:

(a)	lapse of this Policy; or

(b)	surrender of this Policy; or

(c)	the maturity date of this Policy; or

(d)	if the Policy is not a Last Survivor Policy, the date of death of the Insured; or

(e)	if the Policy is a Last Survivor Policy, the date of death of the last surviving Insured; or

(f)	the Monthly Anniversary which coincides with or next follows our receipt of a written request to terminate this rider.

Termination shall not prejudice the payment of benefits for any qualifying event that occurred while the rider was in force.

Effective Date - The effective date of this rider is the same as the Policy Date of the Policy to which it is attached unless another effective date is shown below.

The Penn Mutual Life Insurance Company

Chairman and Chief Executive Officer